

November 24, 2014

Via E-Mail
Steven Darak
Chief Financial Officer
IMH Financial Corporation
7001 N. Scottsdale Rd., Suite # 2050
Scottsdale, Arizona 85253

> **Re: IMH Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **File No. 000-52611**

Dear Mr. Darak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2014

Note 5 – Guarantee on Senior Secured Indebtedness, page F-19

1. Please explain to us the nature of the defaults and the actions being taken by the borrower to address such violations. Also, tell us how you considered the significant decline in occupancy level of the properties that collateralizes the debt in determining whether a liability is probable and reasonably estimable under the guarantee. Additionally, in your response, please tell us when the above collateral was last evaluated for impairment, and tell us the result of such evaluation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3693.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant